1701 Market Street                                      Morgan, Lewis
Philadelphia, PA 19103-2921                             & Bockius LLP
215.963.5000                                            Counselors at Law
Fax: 215.963.5001

  Timothy W. Levin
  Partner
  215.963.5037

January 15, 2008

FILED AS EDGAR CORRESPONDENCE

John Ganley
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

     RE: Accessor Funds, Inc. (the "Registrant") - Post Effective Amendment Nos. 45 and 49 (File Nos. 334-1245 and 811-3313)

Dear Mr. Ganley:

This letter responds to your comments to the Registrant's Post Effective Amendment Nos. 45 and 49 filed under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, respectively, for the purpose of introducing a new series, the Accessor Strategic Alternatives Fund (the "Fund") to the Registrant. Both the comments and responses are based on the Prospectus and Statement of Additional Information ("SAI"), which were filed with the Securities and Exchange Commission ("SEC") on November 1, 2007. The following summarizes your comments and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant's Prospectus and/or SAI.

PROSPECTUS:

1. Comment: "Alternative investments" usually include non-traditional securities, such as currencies, real estate, structured notes or commodities, which are the types of securities in which the Fund invests. Please discuss why you believe that the Fund's name combined with its principal investment strategy to seek exposure to such alternative investments by investing in structured notes, exchange traded notes, exchange traded funds, mutual funds and closed-end funds complies with Rule 35d-1's requirements. As investors may consider the word "Alternatives" in the Fund's name to mean "alternative investments," please consider whether the Fund's name should be changed to include the word "Strategy," or if the Fund must invest at least 80% of its assets in alternative investments as a fundamental policy under the Rule.

     Response: We believe Rule 35d-1 does not apply to the Fund's name because the term "strategic alternatives" does not suggest particular types of Fund investments, rather it describes the Fund's strategy of making various types of investments in order to provide returns that have a low correlation to traditional asset classes. Nonetheless, we have adopted the following policy.

     The Fund seeks to achieve its objective by investing at least 80% of its assets in asset classes that exhibit low historical correlations with global stock and bond markets. For purposes of this policy, obligations issued or guaranteed by the U.S. Government, its agencies, instrumentalities or government sponsored enterprises that are held for the purpose of "covering" the Fund's obligations under other investments will be counted toward the 80% if the investments for which they are held as coverage exhibit low historical correlations with global stock and bond markets. This policy may not be changed unless Fund shareholders are notified at least 60 days in advance of the proposed change.

2. Comment: Under the section titled "Principal Investment Strategies," please add language clarifying the types of commodities-related securities and currency-related securities that the Fund will invest in.

     Response: We have complied with this request. Accordingly, under the section titled "Principal Investment Strategies," we have revised the fourth paragraph to read as follows:

     The core portfolio will consist generally of investments that provide exposure to the commodity markets through such instruments as structured notes, ETFs, ETNs and commodities futures contracts relating to such instruments, and exposure to the currency markets through such instruments as structured notes, ETFs, ETNs and currency options and forwards relating to such instruments, and investments in underlying funds that (i) invest in domestic and international real estates including real estate investment trusts ("REITs"), (ii) seek to track a broad U.S. real estate benchmark, and (iii) seek to track a broad international real estate benchmark. The core portfolio may represent 50% to 100% of the overall portfolio, but the Money Manager anticipates that the core portfolio will typically comprise approximately 75% of the Fund.

3. Comment: In the Fund's "Principal Investment Strategies" section, it is stated that the satellite portfolio of the Fund will be allocated among other alternative asset classes not included in the core portfolio, including emerging markets debt and international sovereign bonds. Please confirm whether emerging markets debt and international sovereign bonds are traditional asset classes or alternative asset classes. If you believe they are traditional asset classes, please resolve the inconsistency.

     Response: Emerging markets debt and international sovereign bonds are asset classes which historically have had low correlations with global stock and bond markets. Therefore, we view them as alternative asset classes.

4. Comment: With respect to the four factors considered by the Fund's investment adviser to seek to achieve the Fund's investment objective described in the Fund's "Principal Investment Strategies" section, please confirm whether the sub-components of those factors are applicable to consideration of the purchase and sale of alternative asset classes rather than the purchase and sale of traditional equity and debt securities. For example, price to earnings ratio, yield, growth or decline of corporate earnings and cash flow, and market momentum are generally considered in connection with the purchase and sale of traditional equity and debt securities. Please explain how the listed sub-components apply to the purchase and sale of alternative investments, such as commodities, currencies, and REITs.

     Response: The four factors described in the Fund's "Principal Investment Strategies" section apply equally to the consideration of the purchase and sale of alternative asset classes as we have described them.

5. Comment: Under the section titled "Principal Investment Strategies," please state whether or not there are any parameters on the securities in which the Fund will invest. For example, for fixed income securities, state the credit quality of the securities, and for structured notes, state the credit quality of their counterparties and their maturities. If there are no parameters on such securities, please add language to that effect.

     Response: The Fund will not directly invest in securities rated below investment grade. Direct counterparties to the Fund's investments will be rated investment grade or higher. The Fund may, however, invest in underlying funds which, in turn, invest in securities rated below investment grade. Accordingly, under the section titled "Principal Investment Strategies," we have included the following sentence:

     The Fund will invest directly in fixed income securities rated investment grade. However, underlying funds in which the Fund invests may themselves invest in underlying investments rated below investment grade.

6. Comment: Under the section titled "Principal Risks of Investing in the Fund," please include language describing real estate risk.

     Response: We have complied with this request. Accordingly, under the section titled "Principal Risks of Investing in the Fund," we have included the following paragraph:

     Real Estate Risk. Securities of companies principally engaged in the real estate industry may be subject to the risks associated with the direct ownership of real estate. Risks commonly associated with the direct ownership of real estate include fluctuations in the value of underlying properties and defaults by borrowers or tenants.

7. Comment: Under the section titled "Principal Risks of Investing in the Fund," you have identified Government Sponsored Enterprises (GSEs) Risk as one of the Fund's principal risks. However, securities issued by GSEs may be considered traditional asset classes, such as mortgage-backed securities issued by Freddie Mac or Fannie Mae. Such traditional asset classes are not listed as part of the Fund's principal investment strategies. If this section refers to traditional asset classes, please revise your disclosure under the section titled "Principal Investment Strategies" accordingly. If these are just secondary investments, please do not include the GSEs Risk as part of the Fund's principal risks.

     Response: The Fund will invest in obligations issued or guaranteed by the U.S. Government, its agencies, instrumentalities or sponsored enterprises, including mortgage-backed securities, in connection with its investment in structured notes or other leveraged instruments only. The Fund will make combined investment of leveraged instruments and high quality bonds to seek to achieve the unlevered performance of an index underlying a leveraged instrument. Accordingly, we have identified GSEs Risk as one the Fund's principal risks. In addition, we have included the following U.S. Government Securities Risk and Mortgage-backed Securities Risk as the Fund's principal risks and added a detailed description regarding the Fund's investment in structured notes.

     U.S. Government Securities Risk. Examples of types of U.S. Government obligations in which the Fund may invest include U.S. Treasury obligations and the obligations of U.S. Government agencies or U.S. Government sponsored entities such as Federal Home Loan Banks, Federal Land Banks, Fannie Mae, Freddie Mac and other similar agencies. Some obligations issued or guaranteed by agencies of the U.S. Government are supported by the full faith and credit of the U.S. Treasury and others are supported by the right of the issuer to borrow from the Treasury, while still others are supported only by the credit of the instrumentality. Whether backed by the full faith and credit of the U.S. Treasury or not, U.S. Government securities are not guaranteed against price movements due to fluctuating interest rates.

     Mortgage-backed Securities Risk. A mortgage-backed security, which represents an interest in a pool of assets such as mortgage loans, will mature when all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.

     When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the Fund's investment in mortgage-backed securities will result in an unforeseen loss of interest income to the Fund as it may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the prices of mortgage-backed securities do not increase as much as other fixed income securities when interest rates fall.

     When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.

     The Fund's investment in commodities will be effected primarily through the purchase of a levered structured note. However, it is not the intent to provide levered exposure to the commodities market. The Money Manager will attempt to provide non-leveraged index-like exposure by investing a separate pool of assets in high quality bonds, such as Treasuries and agencies. The combination of the levered structured note and the separate pool of Treasuries and agencies is designed to replicate the performance of the broad commodity markets and will be managed for the exposure to the commodity market. For example, if the Fund were to hold a structured note with 3x exposure to a specified commodity index and the Money Manager hoped to achieve $15 million in exposure, the Money Manager would invest $5 million in the structured note and $10 million in Treasuries and agencies. When the investment performance of the structured note, Treasuries and agencies is viewed together, the total investment is designed to approximate the unlevered performance of the index underlying the structured note.

8. Comment: Under the sub-section titled "Structured Note Risk," under the section "Principal Risks of Investing in the Fund," please add language describing examples of financial-linked structured notes.

     Response: We have complied with this request. Financial-linked structured notes provide exposure to the investment returns of financial instruments, such as options. Their cash flows and market values are generally linked to one or more benchmarks. Accordingly, under the sub-section titled "Structured Note Risk," we have added the following language:

     The Fund intends to invest in commodity-linked structured notes (which would be linked to a basket of commodities such as precious metals, energy or agricultural products, among others) and financial-linked structured notes (which would be linked to a basket of currencies or interest rate futures) to a significant extent. A highly liquid secondary market may not exist for the commodity- and financial-linked structured notes the Fund invests in, and there can be no assurance that a highly liquid secondary market will develop. The lack of a highly liquid secondary market may make it difficult for the Fund to sell the commodity- and financial-linked structured notes it holds at an acceptable price or accurately value them.

9. Comment: Please state whether the Fund has any limits on the amount it will invest in structured notes. Also, if the Fund invests more than 15% of its assets in structured notes, please state whether illiquid structured notes will be counted toward the 15% limitation on the Fund's investment in illiquid securities.

     Response: The Fund would be limited to investing 75% of its total net assets in structured notes. Any illiquid structured notes would be counted towards the 15% limitation on the Fund's investment in illiquid securities.

10. Comment: If the Fund will invest more than 10% or more than 20% of its assets in asset-backed securities issued by a single issuer, please provide disclosure about such issuer in the sub-section titled "Counterparty Credit Risk" under the section titled "Principal Risks of Investing in the Fund" as required by Regulation AB.

     Response: The Fund does not expect to invest directly in asset-backed securities. The Fund, however, may invest in underlying funds that invest in asset-backed securities. Accordingly, asset-backed securities are only identified as a type of security in which underlying funds may invest.

11. Comment: In the sub-section titled "ETF and ETN Risk," under the section "Principal Risks of Investing in the Fund," you have stated that some levered ETFs can, at times, be relatively illiquid. Is this statement accurate? Please describe the types of ETFs that can be illiquid.

     Response: We have removed the following sentence from the Prospectus:

     Some levered ETFs can, at times, be relatively illiquid and, thus, they may be hard to purchase or sell at a fair price.

12. Comment: In the sub-section titled "ETF and ETN Risk," under the section "Principal Risks of Investing in the Fund," you have stated the following:
     "Unlike regular bonds, there are no periodic interest payments for ETNs, and principal is not protected." Please consider revising this sentence to eliminate the possibility that an investor may imply that principal is protected with respect to regular bonds.

     Response: We have complied with this request. Accordingly, under the sub-section titled "ETF and ETN Risk," we have revised the sentence to state the following:

     There are no periodic interest payments for ETNs and principal is not protected.

13. Comment: In the sub-section titled "Liquidity Risk," under the section "Principal Risks of Investing in the Fund," please disclose that the Fund has a non-fundamental investment policy to invest up to 15% of its net assets in illiquid securities.

     Response: We have complied with this request. Accordingly, under the sub-section titled "Liquidity Risk," we have added the following language:

     The Fund may invest up to 15% of its net assets in illiquid securities.

14. Comment: In the section titled "Principal Risks of the Fund's Investments in Underlying Funds," please limit principal risks of the underlying funds to principal risks of the top-tier underlying funds in which the Fund invests. Also, please remove any redundant risks identified in the section titled "Principal Risks of Investing in the Fund."

     Response: We believe that the amount of disclosure regarding the underlying funds' principal risks is appropriate and that the disclosure appropriately represents the principal risks of the top-tier underlying funds.

15. Comment: In the section titled "Principal Risks of the Fund's Investments in Underlying Funds," you have identified "Prepayment and Extension Risk." Such risk is inherent to investment in securities issued by GSEs. This type of risk typically applies to traditional asset classes, such as, for example, mortgage-backed securities. Such traditional asset classes are not listed as part of the Fund's principal investment strategies. If this section refers to traditional asset classes, please revise your disclosure under the section titled "Principal Investment Strategies" accordingly. If these are just secondary investments, please do not include the GSEs Risk as part of the Fund's principal risks of investments in underlying funds.

     Response: The Fund may invest in mortgage-backed securities which are sponsored by the placecountry-regionU.S. agencies. Please see our response to comment 7.

16. Comment: In footnote 2 under the section titled "Fund Expenses," it states that the redemption fee applies to shares redeemed or exchanged within 90 days of purchase. Please list the "Exchange Fee" in the top part of the expense table, either as a separate item, or add "or Exchange" to "Redemption Fee."

     Response: We have complied with this request.

17. Comment: In footnote 1 under the section titled "Fund Expenses," it states that the shares of the Fund are expected to be sold primarily through financial intermediaries that may charge shareholders a fee and that these fees are not included in the table. These fees seem to be sales loads and should be included in the fee table under the caption "Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)."

     Response: The fees that financial intermediaries might charge their own clients are not sales loads, but rather investment advisory fees or transaction fees that a trust company or a bank might charge. This is a no-load fund.

18. Comment: In the sub-section titled "Security Types" under the section "Securities and Risks," you have identified ETFs and HOLDRs as investment companies. ETFs and HOLDRs each have their own paragraphs, and HOLDRs are not technically investment companies. Please consider removing this language.

     Response: We have complied with this request. Accordingly, we have removed the language "(including ETFs and HOLDRs)."

19. Comment: In the sub-section titled "Security Types" under the section "Securities and Risks," mortgage-related securities are listed as a type of securities in which underlying funds may invest. Please confirm whether the Fund directly invests in those securities as well, since you have identified GSEs Risk as one of the Fund's principal risks.

     Response: Please see our response to comment 7.

20. Comment: Please consider changing the heading "Risks" to "Principal Risks" under the section "Securities and Risks" if the risks described are principal risks.

     Response: We have complied with this request.

21. Comment: Under the section titled "Risks of Investing in Underlying Funds," please clarify whether these are principal risks of the top-tier underlying funds.

     Response: The risks disclosed under section titled "Risks of Investing in Underlying Funds" are principal risks of the top-tier underlying funds.

22. Comment: Please include a statement adjacent to the portfolio manager disclosure that the SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund.

     Response: We have complied with this request. Accordingly, under the section titled "Management, Organization and Capital Structure," we have added the following sentence:

     The SAI provides additional information about the portfolio managers' compensation, other accounts they manage and their ownership, if any, of securities in the Fund.

23. Comment: Please provide a brief description of each portfolio manager's role, including a description of any limitations on a portfolio manager's role and the relationship between the portfolio manager's role and the roles of other portfolio managers who have responsibility for the day-to-day management of the Fund's portfolio.

     Response: Mr. Rowader makes the decisions regarding the purchase and sale of the specific securities for the Fund on a day-to-day basis in accordance with the Fund's mandate agreed by the members of the Investment Committee. Mr. Yeung is primarily responsible for conducting investment research and analysis for the Fund. Mr. Roberge is primarily responsible for the day-to-day operations and trading of the Fund. Mr. Whately, as a chair of the Investment Committee, is responsible for the oversight of the Committee. Such information is reflected in the section titled "Management, Organization and Capital Structure" of the Prospectus.

24. Comment: Please state whether the Fund will invest funds which are affiliated with the Fund.

     Response: The Fund will not invest in affiliated Accessor Funds.

25. Comment: Please include a statement adjacent to the disclosure regarding compensation of the Money Manager that a discussion regarding the basis for the board of directors approving any of the Fund's investment advisory agreements is available in the Fund's annual or semi-annual report to shareholders for the period covered by the relevant annual or semi-annual report.

     Response: We have complied with this request. Accordingly, under the section titled "Management, Organization and Capital Structure," we have added the following sentence:

     A discussion regarding the basis for the Board of Directors' approval of the Fund's investment advisory agreement will be available in the Fund's semi-annual report, which covers the period January 1, 2008 through June 30, 2008.

26. Comment: In the sub-section titled "Share Pricing" under the section "Purchasing Fund Shares," it states that the Fund may close early and may value its shares at earlier times if the markets close early. Please clarify whether the "markets" means the NYSE.

     Response: We have complied with this request. Accordingly, we have revised the sentence to read as follows:

     If the NYSE closes early, the Fund may close early and may value its shares at earlier times under these circumstances.

27. Comment: In the sub-section titled "Market Timing/Excessive Trading" under the section "Purchasing Fund Shares," please revise the first sentence of the second paragraph to clarify that the last available market price for relatively illiquid securities or thinly traded securities may not accurately reflect current market values.

     Response: We have complied with this request. Accordingly, we have revised the sentence to read as follows:

     The Fund may invest in securities that are, among other things, thinly traded, traded infrequently or relatively illiquid and are susceptible to the risk that the last available market price for such securities may not accurately reflect current market values.

STATEMENT OF ADDITIONAL INFORMATION:

28. Comment: In the fourth paragraph under the section "Disclosure of the Fund's Portfolio Holdings," it states that the Fund's Money Managers are asked to review the holdings generally on a quarterly basis, although they may request more frequent information from either the custodian or fund accounting agent. We would assume that the Money Managers would review the Fund's holdings on a daily basis. Please clarify this point.

     Response: The Money Manager reviews the Fund's holdings on a daily basis. On a quarterly basis, the Money Manager is asked to formally review and reconcile the holdings with the Fund accounting agent and the custodian.

29. Comment: In the fourth paragraph under the section "Disclosure of the Fund's Portfolio Holdings," it states that service providers who track corporate actions and class action lawsuits may have access to the portfolio holdings of the Fund. Please describe who these service providers are. Do they provide due diligence on corporate actions and class actions? If these are ongoing arrangements, please identify them and disclose the arrangements. If this is merely describing arrangements that may be entered into in the future, please state that the Fund has not yet entered into such arrangements.

     Response: The custodian provides information on corporate actions and ISS provides class action lawsuit services. The custodian provides the service as part of the custody arrangements. ISS tracks class action lawsuits against the holdings of the Fund and files any appropriate notices and follow up to collect any monies due to the Fund.

30. Comment: Under the Section "Investment Advisory and Other Services," please add a table listing other accounts managed by the portfolio managers, their compensation and any conflicts they may have.

     Response: We have complied with this request under the section "Fund's Portfolio Managers."


I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and
(iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Timothy W. Levin

Timothy W. Levin, Esq.